                                                                    Exhibit 12-B

                         Delmarva Power & Light Company

           Ratio of Earnings to Fixed Charges and Preferred Dividends
           ----------------------------------------------------------
                             (Dollars in Thousands)
                             ----------------------


                                             1997         1996         1995         1994         1993
                                         ------------ ------------ ------------ ------------ ------------
Net income                                 $105,709     $116,187     $117,488     $108,310     $111,076
                                         ------------ ------------ ------------ ------------ ------------

Income taxes                                 72,155       78,340       75,540       67,613       67,102
                                         ------------ ------------ ------------ ------------ ------------

Fixed charges:
       Interest on long-term debt
            including amortization of
            discount, premium and
            expense                          78,350       69,329       65,572       61,128       62,651
       Other interest                        12,835       12,516       10,353        9,336        9,245
       Preferred dividend require-
            ments of a subsidiary
            trust                             5,687        1,390         -            -            -
                                         ------------ ------------ ------------ ------------ ------------
            Total fixed charges              96,872       83,235       75,925       70,464       71,896
                                         ------------ ------------ ------------ ------------ ------------

Nonutility capitalized interest                (208)        (311)        (304)        (256)        (246)
                                         ------------ ------------ ------------ ------------ ------------

Earnings before income taxes
       and fixed charges                   $274,528     $277,451     $268,649     $246,131     $249,828
                                         ============ ============ ============ ============ ============

Fixed charges                               $96,872      $83,235      $75,925      $70,464      $71,896

Preferred dividend requirements               7,556       14,961       16,185       15,948       14,803
                                         ------------ ------------ ------------ ------------ ------------

                                           $104,428      $98,196      $92,110      $86,412      $86,699
                                         ============ ============ ============ ============ ============

Ratio of earnings to fixed charges
       and preferred dividends                 2.63         2.83         2.92         2.85         2.88


For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.